SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G/A

Amendment No. 4

Cadiz Inc.

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

127537207

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(CUSIP Number of Class of Securities)

December 31, 2016

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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] RULE 13d-1(b)

[X] RULE 13d-1(c)

[ ] RULE 13d-1(d)

CUSIP NO. 127537207	Page 2 of 6

1) Name Of Reporting Person
Water Asset Management LLC

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) [X]
(b)[ ]

3) SEC Use Only

4) Citizenship Or Place Of Organization: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) Sole Voting Power:
2,425,742

6) Shared Voting Power 0

7) Sole Dispositive Power:
2,957,660

8) Shared Dispositive Power 0

9) Aggregate Amount Beneficially Owned By Each Reporting Person :
2,957,660

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares |_|
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
13.36% (See Item 4)

12) Type of Reporting Person (See Instructions) OO

ITEM 1(a). Name of Issuer:

Cadiz Inc. (the “Company”)

ITEM 1(b). Address of Issuer's Principal Executive Offices:

550 South Hope Street, Suite 2850

Los Angeles, CA 90071

ITEM 2(a). Names of Person Filing:

Water Asset Management LLC (the “Reporting Person”)

ITEM 2(b). Address of Principal Business Office Or, If None, Residence:

509 Madison Avenue, Suite 804

New York, NY 10022

ITEM 2(c). Citizenship:

The Reporting Person is organized under the laws of the State of New York.

ITEM 2(d). Title of Class of Securities:

Common Stock

ITEM 2(e). CUSIP Number: 127537207

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

Not Applicable

ITEM 4. Ownership:

The Reporting Person serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has dispositive authority over the 2,957,660 shares of common stock of the Company (the “Shares”) reported in this Amendment No. 4 to the Schedule 13G (the “Amendment”) and voting power over 2,425,742 of the Shares reported in this Amendment. The Shares reported in this Amendment do not include any shares of common stock of the Company issuable upon (i) conversion of a convertible promissory note held by an affiliated investment fund for which the Reporting Person serves as investment manager due to the 9.99% beneficial ownership blocker contained therein and (ii) exercise of a certain warrant to purchase shares of common stock of the Company as the warrant is not exercisable within the next sixty (60) days. The Reporting Person disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein.

The percentages used herein are calculated based on 22,143,993 shares of common stock of the Company issued and outstanding as of February 1, 2017, based on information provided by the Company.

(a)	Amount Beneficially Owned: 2,957,660

(b)	Percent of class: 13.36%

(c)	Number of Shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 2,425,742

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition: 2,957,660

	(iv)	Shared power to dispose or to direct the disposition: 0

ITEM 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9. Notice of dissolution of group.

Not applicable.

ITEM 10. Certifications.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 3, 2017
WATER ASSET MANAGEMENT LLC

By:	/s/ Marc Robert_____________________________
Name: Marc Robert
Title: Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)